PURCHASE AGREEMENT

BETWEEN

NORTHERN ZINC LLC

- AND –

STAR MOUNTAIN RESOURCES, INC.

- AND -

HUDBAY MINERALS INC.

- AND -

BALMAT HOLDING CORPORATION

- AND -

ST. LAWRENCE ZINC COMPANY, LLC

October 13, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Certain Rules of Interpretation	9
1.3	Knowledge	10
1.4	Entire Agreement	10
1.5	Amendments in Writing	10
1.6	Applicable Law	11
ARTICLE 2 PURCHASE AND SALE OF PURCHASED SHARES		11
2.1	Purchase and Sale of Purchased Shares	11
2.2	Purchase Price; Application of Initial Deposit, Extension Payment and Term Sheet Payment	11
2.3	Deposit and Release of Term Sheet Payment and Deposit	12
2.4	Closing Date Payment	12
2.5	Milestone Payments	12
2.6	Alternate Purchase Price and Milestone Payment Options	13
2.7	Full Payment Absolute Deadline	14
2.8	FIRPTA Withholding	14
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND STAR MOUNTAIN		15
3.1	Organization and Qualification	15
3.2	Authority Relative to this Agreement	16
3.3	Capitalization	16
3.4	Purchase Agreement Between the Purchaser and Star Mountain	16
3.5	Star Mountain Shares	16
3.6	No Violations	17
3.7	Litigation	17
3.8	Compliance with Laws	18
3.9	Purchaser Material Adverse Effect	18
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SELLER, BALMAT AND SLZ		18
4.1	Organization and Qualification	18
4.2	Authority Relative to this Agreement	18
4.3	No Violations	19
4.4	Capitalization	19
4.5	Subsidiaries	20
4.6	Bank Accounts	20
4.7	Balmat Financial Statements; Internal Controls	20
4.8	Books and Records	21
4.9	Minute Books	21
4.10	No Undisclosed Liabilities	21
4.11	Litigation	21

4.12	Taxes	22
4.13	Insurance	23
4.14	Compliance with Laws, Licenses and Permits	23
4.15	Property	24
4.16	Material Contracts	26
4.17	Employment and Benefit Matters	27
4.18	Environmental Matters	28
4.19	Expropriation	29
4.20	Brokers	29
4.21	Bankruptcy, Insolvency and Reorganization	29
4.22	Absence of Changes	30
4.23	Non-Arm’s Length Transactions	30
4.24	Disclosure	30
4.25	Securities Law Representations	31
ARTICLE 5 SURVIVAL OF REPRESENTATIONS ,WARRANTIES AND AGREEMENTS		33
5.1	Nature and Survival of the Representations, Warranties and Agreements of the Seller, Balmat and SLZ	33
5.2	Nature and Survival of the Representations, Warranties and Agreements of the Purchaser and Star Mountain	33
ARTICLE 6 POST-CLOSING COVENANTS		34
6.1	Confidentiality	34
6.2	Taxation Matters	34
6.3	Tax Allocation	35
6.4	Closing Date Cash	35
6.5	Minimum Cash Balance	36
6.6	Non-Compete in Area of Interest	36
6.7	Adjustment of Number of Star Mountain Shares Issuable to Purchaser	36
6.8	Further Assurances	36
ARTICLE 7 Closing deliverables AND CONDITIONS		37
7.1	Closing Deliverables and Conditions in Favour of the Purchaser	37
7.2	Closing Deliverables and Conditions in Favour of the Seller	38
ARTICLE 8 INDEMNIFICATION		39
8.1	Indemnification by the Seller	39
8.2	Indemnification by the Purchaser	40
8.3	Procedure for Indemnification	41
8.4	Additional Rules and Procedures	42
ARTICLE 9 GENERAL		44
9.1	Notices	44
9.2	Time of the Essence	46
9.3	Waiver	46
9.4	Assignment and Enurement	46
9.5	Expenses	46
9.6	Third Party Beneficiaries	46
9.7	No Strict Construction	46
9.8	Specific Performance	46
9.9	Severability	47
9.10	Execution by Electronic Transmission	47
9.11	Counterparts	47
9.12	Termination	47

PURCHASE AGREEMENT

THIS AGREEMENT dated the 13th day of October 2015

BETWEEN:

NORTHERN ZINC LLC

(the “Purchaser”)

- and –

STAR MOUNTAIN RESOURCES, INC.

(“Star Mountain”)

- and -

HUDBAY MINERALS INC.

(the “Seller”)

- and -

BALMAT HOLDING CORPORATION

(“Balmat”)

- and -

ST. LAWRENCE ZINC COMPANY, LLC

(“SLZ”)

WHEREAS the Seller owns all of the issued and outstanding shares of Balmat (the “Purchased Shares”);

WHEREAS Balmat owns all of the issued and outstanding shares of SLZ;

WHEREAS, Balmat and SLZ together own and control all rights, properties, assets and interests in, to and of the Balmat Mine (as defined below);

AND WHEREAS the Purchaser wishes to purchase and the Seller wishes to sell the Purchased Shares, through which transaction the Purchaser will gain full ownership and control of SLZ and the Balmat Mine and all rights, properties, assets and interests associated therewith;

AND WHEREAS Star Mountain will acquire 100% of the ownership interests in the Purchaser concurrently with the Purchaser’s acquisition of the Purchased Shares;

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, conditions, agreements and promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Throughout this Agreement, the following words, terms and expressions shall have the following meanings:

“Affiliate” means, when describing a relationship between two Persons, that either (a) one of them is the Subsidiary of the other, (b) one of them is under the Control of the other, or (b) each of them is Controlled by the same Person.

“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this purchase agreement, including all schedules and exhibits, and all instruments supplementing, amending, modifying, restating or otherwise confirming this purchase agreement. All references to “Articles”, “Sections”, “Schedules” and “Exhibits” mean and refer to the specified article, section, schedule and exhibit of this Agreement.

“Area of Interest” means all real property interests within the area demarcated on the map attached hereto and incorporated herein as Exhibit A.

“Balmat” means Balmat Holding Corporation, a corporation existing under the laws of Delaware.

“Balmat Disclosure Letter” means the letter with attached disclosure schedules dated the date hereof and delivered by the Seller to the Purchaser in connection herewith.

“Balmat Financial Statements” means in respect of Balmat and SLZ, the unaudited financial statements, consisting of a full set of unaudited financial statements as of June 30, 2015, and consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2014 and December 31, 2013, true and complete copies of which have been made available to the Purchaser.

“Balmat Mine” means the Balmat mine, the concentrator and the adjacent exploration properties, including, without limitation, inventories, mine equipment (substantially as described in the Suncor equipment appraisal dated as of July 1, 2010), the mill, buildings, surface vehicles and the reclamation bond, as described in the Balmat Study and the SLZ Confidential Information Memorandum dated May 2014.

“Balmat Study” means the Reopening 2010 Plan regarding the re-commencement of operations at the Balmat Mine.

“Benefit Plans” means all plans, agreements, programs, or policies, whether funded or unfunded, registered or unregistered, which either Balmat or SLZ is a party to or bound by or under which either has any liability or contingent liability or which have any application to Employees relating to retirement savings, pensions or benefits, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement plan, or any bonus, deferred profit-sharing, profit-sharing, stock option, share purchase, stock appreciation, deferred compensation, incentive compensation, supplemental unemployment benefits, hospitalization, health, dental, disability, life insurance, death or survivor’s benefit, employment insurance, vacation pay, severance or termination pay or other benefit plan with respect to any of their Employees, or eligible dependents of any Employees.

“Books and Records” has the meaning given to it in Section 4.8 of this Agreement.

“Business Day” means any day other than Saturday, Sunday or a day that is a civic or statutory holiday in Toronto, Ontario or New York, New York.

“Cash Consideration” has the meaning given to it in Section 2.2 of this Agreement.

“Claim” means any investigation by any Governmental Entity, claim, demand, complaint, grievance, action or any proceeding, arbitration, mediation or other dispute resolution procedure or adjudicative process relating to any of the foregoing, or any orders, writs, injunctions or decrees of any Governmental Entity.

“Closing” means the closing of the transactions contemplated by this Agreement, such Closing to occur on a date mutually agreed upon by the Seller and the Purchaser that is on or before the Outside Date, which date may be referred to herein as “Closing Date”.

“Closing Date Payment” has the meaning given to it in Section 2.4 of this Agreement.

“Code” has the meaning given to it in Section 2.7(b) of this Agreement.

“Concessions” means any mineral or mining concession, claim, patent, lease or other right to explore for, exploit, develop, mine, produce, mill or process minerals or any interest therein which Balmat or SLZ own or have a right or option to acquire or use. For greater certainty, “Concessions” does not include any Permit that is required in connection with the foregoing.

“Confidentiality Agreement” means the confidentiality agreement dated May 22, 2014, between the Seller and Mr. Guy Le Bel.

“Contract” means any contract, agreement, license, franchise, lease or understanding (whether written or oral) that is legally binding.

“Control” means that a Person has the power to direct or cause the direction of the management and policies of another Person, whether through holding beneficial ownership interest in such other Person, through contract or otherwise.

“Deposit” has the meaning given to it in Section 2.3 of this Agreement.

“Damages” has the meaning given to it in Section 8.1 of this Agreement.

“Employees” means all employees of Balmat and/or SLZ.

“Environmental Laws” means all Laws aimed at reclamation or restoration of the Lands or the Balmat Mine; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, excluding, however, any Laws relating to zoning and/or land use.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions arising from or relating to any Claim by any Person, whether based in contract, tort, implied or express warranty, strict liability or criminal or civil statute, arising under any Environmental Laws, Environmental Permits, or any Release or threatened Release or presence of a Hazardous Substance whether on, in or under, any Lands.

“Environmental Permits” means all Permits required by or from any Governmental Entity under any Environmental Laws.

“Extension Payment” has the meaning given to it in Section 2.2(b) of this Agreement.

“Governmental Entity” means any (and, for greater certainty including any United States): (a) domestic, foreign, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; or (b) other law, rule or regulation-making entity of any of the foregoing; (c) subdivision, agent, commission, board or authority of any of the foregoing; or (d) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other substance, waste, material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means and includes, without duplication, (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments; (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or financial debt security; (d) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit); (e) obligations or commitments to repay deposits or other amounts advanced by and owing to third Persons, (f) obligations under any interest rate, currency or other hedging agreement; (g) obligations or commitments under capitalized leases (capital portion); (h) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation, or liability of the type described in clauses (a) through (h) above, or (i) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (h) above.

“Indemnified Party” has the meaning given to it in Section 8.3 of this Agreement.

“Indemnifying Party” has the meaning given to it in Section 8.3 of this Agreement.

“Initial Deposit” has the meaning given to it in Section 2.2(b) of this Agreement.

“Intercompany Agreements” means any Contracts between Balmat or SLZ, on the one hand, and the Seller or any officer, director, employee or Affiliate of the Seller (other than Balmat and SLZ), on the other hand.

“Intercompany Indebtedness” means any Indebtedness owed (i) to Balmat or SLZ by the Seller or any officer, director, employee or Affiliate of the Seller (other than Balmat and SLZ); or (ii) by Balmat or SLZ to the Seller or any officer, director, employee or Affiliate of the Seller (other than Balmat and SLZ).

“IRS” has the meaning given to it in Section 2.7(a) of this Agreement.

“Land Rights Agreements” has the meaning given to it in Section 4.15(a) of this Agreement.

“Lands” means all interests in real property, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests which Balmat or SLZ own or have an interest in or an option or other right to acquire as set forth in Schedule 4.14 of the Balmat Disclosure Letter, and which, for greater certainty does not include the Concessions.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit or any other grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Liens” means any hypothecations, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise), of Balmat and SLZ, taken as a whole, other than any change, effect, event or occurrence relating to or resulting from (i) general political, economic or financial conditions, (ii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (iii) any natural disaster; (iv) changes affecting the mining industry generally, (v) any change to the price of zinc, or (vi) the announcement of the entering into of this Agreement or the transactions contemplated hereunder, except, with respect to clauses (i) through (v) of this definition, such change, effect, event or occurrence to the extent that any such change, effect, event or occurrence has a disproportionate effect on Balmat, its business, operations or financial condition, assets, or liabilities (contingent or otherwise) compared to similar mining development companies.

“Material Contracts” has the meaning given to it in Section 4.16 of this Agreement.

“Measurement Period” has the meaning given to it in Section 6.7 of this Agreement.

“Notice” has the meaning given to it in Section 9.1 of this Agreement.

“Offer Letter” means the formal offer letter, dated July 7, 2014, and the amendment to the offer letter, dated November 19, 2014, executed by the Seller and the Purchaser, as superseded by the Term Sheet.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is taken in the ordinary course of the normal operations of the Person.

“Outside Date” means October 31, 2015, or such later date mutually agreed upon in writing by the Seller and the Purchaser.

“Parties” means, collectively, the Seller, the Purchaser, Balmat, SLZ and Star Mountain, and “Party” means any one of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, program participation requirements, sign-off, registration, flagging or other authorization of and from any Governmental Entity.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, a limited liability company, a limited liability partnership, syndicate, association, an unincorporated organization, a Governmental Entity and the executors, administrators or other legal representatives of an individual in such capacity.

“Personal Property” means all machinery, equipment, furniture, motor vehicles, buildings, improvements and fixtures and other chattels owned or leased by Balmat or SLZ (including those in possession of suppliers, customers and other third parties).

“Personal Property Lease” means a chattel lease, equipment lease, conditional sales contract and other similar written agreement to which Balmat or SLZ is a party or under which it has rights to use Personal Property.

“Public Disclosure Documents” has the meaning given to it in Section 3.5(b) of this Agreement.

“Purchase Price” has the meaning given to it in Section 2.2 of this Agreement (subject to Section 2.5 of this Agreement).

“Purchased Shares” has the meaning given to it in the recitals hereto.

“Purchaser” means Northern Zinc LLC, a limited liability company organized and existing under the laws of the State of Nevada, U.S.A.

“Purchaser Indemnified Parties” has the meaning given to it in Section 8.1 of this Agreement.

“Purchaser Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise) of the Purchaser, other than any change, effect, event or occurrence relating to (i) general political, economic or financial conditions, (ii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (iii) any natural disaster; (iv) changes affecting the mining industry generally, (v) any change to the price of zinc or (vi) the announcement of the entering into of this Agreement or the transactions contemplated hereunder, except, with respect to clauses (i) through (v) of this definition, such change, effect, event or occurrence to the extent that any such change, effect, event or occurrence has a disproportionate effect on the Purchaser, its business, operations or financial condition, assets, or liabilities (contingent or otherwise) compared to similar mining development companies.

“Qualified Financing Transaction” has the meaning given to it in Section 6.7 of this Agreement.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of any Hazardous Substance through or in the air, soil, surface water, ground water or property.

“Representatives” means officers, directors, employees, agents, representatives, accountants, financing sources, advisors, consultants and counsel of the applicable Party acting on behalf of the applicable Party.

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto made, prepared or filed, or required to be made, prepared or filed in respect of Taxes.

“Rule 144” means Rule 144 promulgated by the Securities Exchange Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means applicable securities laws, rules and regulations and published policies thereunder in the United States and Canada, including but not limited to the Securities Act.

“Seller” means HudBay Minerals Inc., a corporation existing under the laws of Canada.

“Seller Indemnified Parties” has the meaning given to it in Section 8.2 of this Agreement.

“SLZ” means St. Lawrence Zinc Company, LLC, a corporation existing under the laws of the State of Delaware.

“Star Mountain Shares” has the meaning given to it in Section 2.2 of this Agreement.

“Star Mountain Target Price” has the meaning given to it in Section 6.7 of this Agreement.

“Subsidiary” means, in respect of a Person, another Person that is Controlled, directly or indirectly, by that Person and includes a Subsidiary of a Subsidiary of that Person.

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and installments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, withholding, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, United States and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions, and whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise.

“Term Sheet” means the term sheet effective as of August 18, 2015, executed by the Seller, the Purchaser and Star Mountain Resources, Inc.

“Term Sheet Payment” the meaning given to it in Section 2.2 of this Agreement.

“Third Party Claim” has the meaning given to it in Section 8.3 of this Agreement.

“Trading Day” means any day on which the Star Mountain common stock is quoted on the OTC Markets or the principal securities exchange or securities market on which the Star Mountain common stock isthen traded; provided that “Trading Day” shall not include any day on which the Star Mountain common stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Star Mountain common stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Star Mountain common stock is then quoted on the OTC Markets or an exchange, the daily volume weighted average price of the Star Mountain common stock for such date (or the nearest preceding date) on the OTC Markets or such exchange as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), or (b) if the Star Mountain common stock is not quoted on the OTC Markets or another exchange, the fair market value of a share of Star Mountain common stock as determined by an independent appraiser selected in good faith by Purchaser, the fees and expenses of which shall be paid by the Seller and the Purchaser.

“Transactions” has the meaning given to it in Section 2.3(a) of this Agreement.

“Withholding Application Deadline” has the meaning given to it in Section 2.7(a) of this Agreement.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules and Exhibits:

(a)	Headings and Table of Contents - The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections and the provision of any table of contents shall not affect the interpretation of this Agreement.

(b)	Calculation of Time - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(c)	Business Days - Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(d)	Currency and Payment Obligations - Unless otherwise specified, all references to amounts of money in this Agreement refer to United States dollars. Any payment contemplated by this Agreement shall be made by wire transfer, certified check or other method that provides immediately available funds.

(e)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(f)	Plurals and Gender - The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such persons or circumstances as the context otherwise permits.

(g)	Statutory References - Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder).

1.3 Knowledge

(a)	Any reference in this Agreement to the “knowledge of the Seller” or “to the Seller’s knowledge” means the actual personal knowledge after reasonable inquiry, without personal liability, of Alan Hair, Seller’s President and Chief Operating Officer, Ryan Schermerhorn, Site Supervisor of Balmat, Eugene Lei, Seller’s Vice President of Corporate Development, and Mark Gupta, Seller’s Manager of Corporate Development.

(b)	Any reference in this Agreement to the “knowledge of the Purchaser” or “to the Purchaser’s knowledge” means the actual personal knowledge after reasonable inquiry, without personal liability, of all members and employees of the Purchaser.

1.4 Entire Agreement

This Agreement, together with the Confidentiality Agreement and any agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement among the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the Parties. There are no representations, warranties, covenants or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any agreements or other documents delivered pursuant to this Agreement.

1.5 Amendments in Writing

No supplement, modification, amendment or waiver of this Agreement shall be binding unless executed in writing by each Party to be bound thereby.

1.6 Applicable Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the State of New York and the federal laws of the United States applicable therein.

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares

On the Closing Date, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller, the Purchased Shares free and clear of all Liens, and the Seller shall transfer the Purchased Shares through the execution and delivery by the Seller of an instrument of transfer (being endorsement of the certificates representing the Purchased Shares).

2.2 Purchase Price; Application of Initial Deposit, Extension Payment and Term Sheet Payment

(a)	As consideration for the Purchased Shares, the Purchaser and Star Mountain shall, in accordance with and subject to the terms and conditions of this Agreement:

(i)	except as otherwise provided in Section 2.6, below, pay the Seller a total of $17,000,000 (seventeen million dollars) cash (the “Cash Consideration”); and

(ii)	issue and deliver to the Seller 550,000 (five hundred fifty thousand) shares of Star Mountain common stock, par value $0.001 per share, which may be represented by one or more certificates or may be uncertificated, at Star Mountain’s election (the “Star Mountain Shares” and, together with the Cash Consideration, the “Purchase Price”), provided that the number of shares of Star Mountain Shares is subject to adjustment as provided in Section 6.7, and provided that, in the event of any dividend or distribution, stock split, reverse stock split, stock dividend, reorganization, reclassification, merger, combination, recapitalization, or other like change with respect to or affecting shares of Star Mountain common stock (including any stock repurchase or redemption effected on a substantially pro rata basis or in which the majority of Star Mountain’s shareholders participate) (exclusive of the Star Mountain Shares issued pursuant to this Agreement or the Star Mountain common stock issued to the Purchaser pursuant to the Northern Zinc Purchase Agreement (as hereinafter defined)) prior to the Closing which affects the number of shares of Star Mountain common stock the Seller should equitably receive, the total number of Star Mountain Shares issued shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such transaction or declaration, and provided, further, that any payment hereunder to be made in the form of Star Mountain Shares shall be made only in whole shares, and any fractional shares shall be rounded up to the nearest whole share.

(b)	Following the execution of the Offer Letter, the Purchaser remitted to or, in certain circumstances, for the benefit of, the Seller: (i) a deposit of $100,000 (one hundred thousand dollars) and an initial extension payment of $200,000 (two hundred thousand dollars) (together, the “Initial Deposit”); (ii) an additional extension payment of $200,000 (two hundred thousand dollars) (the “Extension Payment”); and (iii) a payment of $500,000 (five hundred thousand dollars) on execution of the Term Sheet (the “Term Sheet Payment”). The Initial Deposit, the Term Sheet Payment and the Extension Payment shall be applied in full toward satisfaction of the Purchase Price on the Closing Date.

2.3 Deposit and Release of Term Sheet Payment and Deposit

Concurrently with the execution of this Agreement, Star Mountain, on behalf of the Purchaser, shall deposit $250,000 (two hundred fifty thousand dollars) (the “Deposit”) in its legal counsel’s trust account, where such amount will remain in trust for the Seller until it is either released to Star Mountain or remitted to the Seller, as applicable, pursuant to the Seller’s instructions and in accordance with this Section 2.3. Each of the Term Sheet Payment and the Deposit, both of which will be held in escrow by Star Mountain’s legal counsel, shall be dealt with in accordance with the following provisions:

(a)	If the transactions contemplated by this Agreement (the “Transactions”) are completed on or before the Outside Date, the Term Sheet Payment and the Deposit, plus all interest earned thereon, will be released from escrow to the Seller and applied toward satisfaction of the Purchase Price.

(b)	If the Transactions are not completed for any reason on or before the Outside Date, other than due to the termination of this Agreement by the Purchaser as a result of a material breach by the Seller, Balmat or SLZ of any of their respective representations, warranties or obligations under this Agreement, then the Term Sheet Payment and the Deposit, plus all interest earned thereon, will be released from escrow and forfeited to the Seller.

2.4 Closing Date Payment

On the Closing Date, the Purchaser (or Star Mountain, on behalf of the Purchaser) shall pay to the Seller, by wire transfer, certified check or bank draft or other means of immediately available funds, the sum of $250,000 (two hundred fifty thousand dollars) (the “Closing Date Payment”). The Closing Date Payment shall be applied in full toward satisfaction of the Purchase Price.

2.5 Milestone Payments

Following the application of the Initial Deposit, the Extension Payment, the Term Sheet Payment, the Deposit, the Closing Date Payment and the Star Mountain Shares to the Purchase Price, a total of $15,500,000 (fifteen million five hundred thousand dollars) of the Purchase Price will remain to be paid by the Purchaser to the Seller after the Closing Date, subject to the provisions of Section 2.5 below. The Purchaser shall pay such remaining amount to the Seller as follows:

(a)	On the date of the Purchaser’s first shipment of ore concentrate from the Balmat Mine, the Purchaser shall pay the Seller $500,000 (five hundred thousand dollars) towards the Purchase Price.

(b)	The Purchaser thereafter shall pay the Seller the remaining $15,000,000 (fifteen million dollars) of the Purchase Price in five installments as follows:

(i)	The Purchaser shall pay the Seller $5,000,000 (five million dollars) on the 12-month anniversary of the Purchaser’s first shipment of ore concentrate from the Balmat Mine.

(ii)	The Purchaser shall pay the second, third, fourth and fifth installments, each in the amount of $2,500,000 (two million five hundred thousand dollars), on the 18-month, 24-month, 30-month and 36-month anniversaries, respectively, of the Purchaser’s first shipment of ore concentrate from the Balmat Mine.

2.6 Alternate Purchase Price and Milestone Payment Options

In lieu of and notwithstanding the provisions of Sections 2.2(a) and 2.5, above, the Purchaser may elect to proceed under and according to one of the following alternate price and payment provisions:

(a)	Option 1: At any time on or before the date that is three months after the Closing Date, the Purchaser may formally elect by Notice to the Seller in accordance with Section 9.1, below, a reduced total Purchase Price of $9,000,000 (nine million dollars) cash, plus the additional consideration described in Section 2.5(a)(ii) below, for the Purchased Shares.

(i)	Applying the Initial Deposit, the Extension Payment, the Term Sheet Payment, the Deposit, the Closing Date Payment and the Star Mountain Shares to the $9,000,000 Purchase Price, a total of $7,000,000 (seven million dollars) cash will remain to be paid to the Seller after the Closing Date, which amount shall be paid by the Purchaser to the Seller in full within three days of making the election in Section 2.6(a).

(ii)	In addition to the foregoing cash consideration under Section 2.6(a)(i), the Purchaser also agrees to the following:

(A)	The Purchaser assumes (1) all Environmental Liabilities in respect of the Balmat Mine; and (2) all liabilities relating to or arising from any Claims by existing or former Employees relating to employment, termination, on-the-job injuries or death, unsafe working conditions or exposure to potentially harmful substances; and

(B)	The Purchaser waives its right to indemnification by the Seller in respect of any Damages under Section 8.1(d) and (e) below.

(b)	Option 2: In lieu of the option described in Section 2.6(a), above, the Purchaser may, on Notice to the Seller in accordance with Section 9.1 provided at least thirty days prior to the 12-month anniversary of the Purchaser’s first shipment of ore concentrate from the Balmat Mine, elect to pay a reduced total Purchase Price of $16,500,000 (sixteen million five hundred thousand dollars) cash for the Purchased Shares. Applying the Initial Deposit, the Extension Payment, the Term Sheet Payment, the Deposit, the Closing Date Payment and the Star Mountain Shares to this reduced Purchase Price, a total of $14,500,000 (fourteen million five hundred thousand dollars) cash will remain to be paid to the Seller after the Closing Date, which the Purchaser shall pay as follows:

(i)	The Purchaser shall pay the Seller $400,000 (four hundred thousand dollars) towards the reduced Purchase Price on the date of the Purchaser’s first shipment of ore concentrate from the Balmat Mine.

(ii)	Thereafter, the Purchaser shall pay the Seller the remaining $14,100,000 (fourteen million one hundred thousand dollars) of the reduced Purchase Price in three equal installments of $4,700,000 (four million seven hundred thousand dollars): the first on the 12-month anniversary of the Purchaser’s first shipment of ore concentrate from the Balmat Mine; the second on the 18-month anniversary of the Purchaser’s first shipment of ore concentrate from the Balmat Mine; and the last on the 24-month anniversary of the Purchaser’s first shipment of ore concentrate from the Balmat Mine.

2.7 Full Payment Absolute Deadline

Notwithstanding the foregoing price and payment provisions under Sections 2.5 and 2.6, if the Purchaser has not elected one of the alternate price and payment provisions under Section 2.6 and any portion of the Purchase Price has not been paid within 54 (fifty-four) months of the Closing Date, or if the Purchaser has elected one of the alternate price and payment provisions under Section 2.6 and any portion of the Purchase Price has not been paid within 48 (forty-eight) months of the Closing Date, then the Purchaser shall immediately pay the entire unpaid balance of the Purchase Price to the Seller.

2.8 FIRPTA Withholding

(a)	The Seller shall, within ten (10) Business Days of the date hereof (the “Withholding Application Deadline”), provide the Purchaser with (i) written notice in accordance with U.S. Treasury Regulation Section 1.1445-1(c)(2)(i)(B) that the Seller has submitted an application for a withholding certificate in accordance with Treasury Regulation Section 1.445-2(d)(7) in respect of the sale of the Purchased Shares with the U.S. Internal Revenue Service (the “IRS”) and (ii) a true and complete copy of such application for a withholding certificate with any exhibits and supporting documentation filed with the IRS.

(b)	The Purchaser shall not deduct or withhold from the Purchase Price, or other payment otherwise payable pursuant to this Agreement, on account of any taxes under Section 1445 of the U.S. Internal Revenue Code (the “Code”) and shall not report and pay over to the IRS any amount under U.S. Treasury Regulation 1.1445-1(b), unless and until determined otherwise by the IRS in response to the Seller’s submission for a withholding certificate.

(c)	The Seller shall notify the Purchaser of any correspondence with the IRS related to the application for a withholding certificate within five (5) Business Days of receiving such correspondence.

(d)	For the avoidance of doubt, in the event that the Seller does not comply with Section 2.8(a) or the IRS denies the Seller’s application for a withholding certificate:

(i)	the Seller shall indemnify the Purchaser for any Taxes due under Section 1445 of the Code as provided for in Section 8.1(a) of this Agreement and in accordance with U.S. Treasury Regulation Section 1.1445-1(c)(2)(i)(B); and

(ii)	the Purchaser shall report and pay over to the IRS such Taxes due under Section 1445 of the Code within (x) twenty days of the Withholding Application Deadline or (y) twenty days of the date of receiving a notification of the IRS’s denial of the Seller’s application, as applicable, and shall file with the IRS complete IRS Forms 8288 and 8288-A, including the Seller’s taxpayer identifying number.

(e)	The Seller and the Purchaser agree to fully cooperate with each other and to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance as is reasonably necessary for the preparation or filing of any application or reporting requirement or other requirement described in this Section 2.8.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND STAR MOUNTAIN

The Purchaser (for itself but not for Star Mountain) and Star Mountain (for itself but not for the Purchaser) hereby make the following representations and warranties in favor of the Seller and acknowledges that the Seller is relying on such representations and warranties in entering into this Agreement and in selling the Purchased Shares to the Purchaser, and agree not to raise or take any position contrary to, or inconsistent with, these representations and warranties.

3.1 Organization and Qualification

Each of the Purchaser and Star Mountain is a corporation or limited liability company, as the case may be, duly incorporated or organized, created, and validly existing under all applicable Laws of its jurisdiction of incorporation, organization or creation, and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

3.2 Authority Relative to this Agreement

Each of the Purchaser and Star Mountain has the requisite legal power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the Purchaser and Star Mountain and the performance by each of the Purchaser and Star Mountain of its obligations under this Agreement have been duly authorized by its board of directors or managers, as the case may be, to the extent necessary, and no other corporate proceedings on their parts are necessary to authorize this Agreement, the purchase of the Purchased Shares or the issuance of the Star Mountain Shares to the Seller, as provided in this Agreement. This Agreement has been duly executed and delivered by each of the Purchaser and Star Mountain and constitutes a legal, valid and binding obligation of each, enforceable against each in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.3 Capitalization

Star Mountain represents and warrants that the authorized and issued share capital of Star Mountain consists of 400,000,000 shares, of which 350,000,000 are common stock and 50,000,000 are preferred stock, of which as of the date hereof, 24,223,729 common shares (inclusive of the 550,000 Star Mountain Shares to be issued to the Seller hereunder) and 5,000 preferred shares are issued and outstanding. Star Mountain represents and warrants that other than the foregoing common stock and preferred stock, there are no other classes of stock authorized or issued and outstanding.

3.4 Purchase Agreement Between the Purchaser and Star Mountain

Each of Star Mountain and the Purchaser represents and warrants that the draft purchase agreement among the Purchaser, Star Mountain and Aviano Financial Group LLC (the “Northern Zinc Purchase Agreement”), circulated to the Seller on October 13, 2015, is the final version of the purchase agreement between such parties and that it will not be modified without the Seller’s prior written consent.

3.5 Star Mountain Shares

(a)	Star Mountain represents and warrants that, upon issuance, the Star Mountain Shares will be duly authorized, validly issued, fully paid and non-assessable, and will not be subject to any option, call, preemptive, subscription or similar rights under any provision of applicable Law, the constating documents of Star Mountain or any of its Subsidiaries. Further, Star Mountain represents and warrants that on the Closing Date, Star Mountain will have sufficient authorized but unissued shares or treasury shares of shares of Star Mountain common stock for Star Mountain to meet its obligation to deliver the Star Mountain Shares under this Agreement. In addition, Star Mountain represents and warrants that upon consummation of the Transactions, the Seller shall acquire good and valid title to the Star Mountain Shares.

(b)	Star Mountain also represents and warrants the following: as of the date of execution of this Agreement, Star Mountain has filed al material documents and information required to be filed by it under applicable Securities Laws (the “Public Disclosure Documents”); as of the effective date of such Public Disclosure Documents, to the knowledge of Star Mountain, none of the Public Disclosure Documents contains any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents, regard shall be had to the last filed document; all of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and, to the knowledge of Star Mountain, content in all material respects with requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities; Star Mountain has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential; and there is no material adverse change concerning Star Mountain that has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement.

3.6 No Violations

Neither the authorization, execution and delivery of this Agreement by the Purchaser or Star Mountain, nor the completion of the transactions contemplated hereby, nor the performance of the Purchaser’s or Star Mountain’s respective obligations hereunder, will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of: (A) the constating documents governing the Purchaser or Star Mountain, or (B) any Contract or other instrument or obligation to which the Purchaser or Star Mountain is a party or to which any of their respective properties or assets may be subject or by which the Purchaser or Star Mountain is bound and, in each case, individually or in the aggregate would materially adversely affect the Purchaser’s or Star Mountain’s ability to perform their respective obligations under this Agreement, or (C) any Law applicable to the Purchaser or Star Mountain or any of their respective properties or assets; or (2) (A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to the Purchaser or Star Mountain or any of their respective properties or assets; or (B) require the consent, approval, notice or authorization, order, or agreement of, or registration with any Governmental Entity or other Person.

3.7 Litigation

To the knowledge of each of the Purchaser and Star Mountain, there are no Claims pending or threatened, affecting or involving the Purchaser, Star Mountain or any of their respective subsidiaries or the business of the Purchaser or Star Mountain or any of their respective subsidiaries. Neither the Purchaser, Star Mountain nor any of their respective subsidiaries is subject to any outstanding award, judgment, order, writ, injunction or decree.

3.8 Compliance with Laws

Each of the Purchaser and Star Mountain and their respective subsidiaries is in compliance, in all material respects, with all applicable Laws. None of the Purchaser, Star Mountain or any of their respective subsidiaries has received any notice of any actual or alleged material violations of any applicable Laws.

3.9 Purchaser Material Adverse Effect

As of the Closing Date, there has not been any Purchaser Material Adverse Effect.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLER, BALMAT AND SLZ

The Seller, Balmat and SLZ hereby make the following representations and warranties in favor of the Purchaser (which representations and warranties are qualified by the Balmat Disclosure Letter which is being executed and delivered contemporaneously herewith and is deemed to constitute an integral part of this Agreement and to modify the representations and warranties of the Seller, Balmat and SLZ contained in this Agreement) and acknowledge that the Purchaser is relying on such representations and warranties in entering into this Agreement and with respect to the Purchaser, in purchasing the Purchased Shares from the Seller, and agree not to raise or take any position contrary to, or inconsistent with, these representations and warranties.

4.1 Organization and Qualification

Each of the Seller, Balmat and SLZ is a corporation or limited liability company, as the case may be, duly incorporated, continued or amalgamated, or an entity otherwise duly created, and validly existing under all applicable Laws of its jurisdiction of incorporation or formation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted and is qualified to do business under the Laws of each jurisdiction in which it carries on business.

4.2 Authority Relative to this Agreement

Each of the Seller, Balmat and SLZ has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the Seller, Balmat and SLZ and the performance by each of them of its respective obligations under this Agreement have been duly authorized by the board of directors or managers of each, as the case may be, to the extent necessary, and no other corporate proceedings on their parts are necessary to authorize this Agreement or the sale of the Purchased Shares as provided in this Agreement. This Agreement has been duly executed and delivered by each of the Seller, Balmat and SLZ and constitutes a legal, valid and binding obligation of each, enforceable against each in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

4.3 No Violations

Neither the authorization, execution and delivery of this Agreement by the Seller, Balmat or SLZ, nor the completion of the transactions contemplated hereby, nor the performance of the Seller’s or Balmat’s respective obligations hereunder, will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of: (A) the constating documents governing the Seller, Balmat or SLZ or (B) any Contract or other instrument or obligation to which the Seller, Balmat or SLZ is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Seller, Balmat or SLZ is bound and, in each case, individually or in the aggregate would materially adversely affect the Seller’s ability to perform its obligations under this Agreement, or (C) any Law applicable to the Seller, Balmat or SLZ or any of their respective properties or assets; or (2) (A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to any of the Seller, Balmat or SLZ or any of their respective properties or assets; or (B) require the consent, approval, notice or authorization, order, or agreement of, or registration with any Governmental Entity or other Person. Except as set out in the Balmat Disclosure Letter, there are no consents, approvals and notices required from any third party under any Material Contracts of Balmat or SLZ or to which any of them, or any of their respective properties or assets, may be subject or by which Balmat or SLZ is bound in order for Balmat to proceed with completion of the transactions contemplated by this Agreement.

4.4 Capitalization

The authorized and issued share capital of Balmat consists of 2,500 common shares, of which as of the date hereof, 100 common shares are issued and outstanding all of which are owned by the Seller, free and clear of all Liens. Other than the foregoing common shares, there are no other classes of stock (e.g., preferred) authorized or issued and outstanding. Except as disclosed in Schedule 4.23, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer of any securities of Balmat, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Balmat. All outstanding common shares of Balmat have been duly authorized and validly issued, and are fully paid and non-assessable. The Purchased Shares have been issued in compliance with all applicable Laws. There are no outstanding contractual or other obligations of Balmat to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its respective outstanding securities. There are no outstanding bonds, debentures or other evidences of Indebtedness of Balmat having the right to vote with the holders of the outstanding securities of Balmat on any matters.

4.5 Subsidiaries

SLZ is Balmat’s only Subsidiary and it is wholly-owned by Balmat. All of the membership interests in SLZ are legally and beneficially owned by Balmat, free and clear of all Liens. There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer of any securities of SLZ, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of SLZ. All outstanding membership interests in SLZ have been duly authorized and validly issued, and are fully paid and non-assessable. All outstanding membership interests in SLZ have been issued in compliance with all applicable Laws. There are no outstanding contractual or other obligations of SLZ to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its respective outstanding securities. There are no outstanding bonds, debentures or other evidences of Indebtedness of SLZ having the right to vote with the holders of the outstanding securities of SLZ on any matters.

4.6 Bank Accounts

Schedule 4.6 of the Balmat Disclosure Letter sets forth a true, correct and complete list and description of all bank accounts owned and/or used by Balmat and/or SLZ as well as the name of each Person with signing authority or access thereunder. This list includes, without limitation, the account holding the approximately Cdn. $1.8 million cash collateral securing Balmat’s reclamation bonding obligations.

4.7 Balmat Financial Statements; Internal Controls

(a)	The Balmat Financial Statements were prepared in accordance with IFRS and present fairly in all material respects the financial condition and position of Balmat, taken as a whole with SLZ and including all consolidation adjustments and other IFRS adjustments, as at the dates thereof and the results of operations and changes in financial position of Balmat and SLZ for the periods covered by such financial statements subject to, in the case of the interim financial statements, normal and recurring year-end adjustments that will not, individually or in the aggregate, be material, and are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies. There has been no material change in the accounting policies of Balmat or SLZ since the date of the Balmat Financial Statements.

(b)	The books of account and other financial records of Balmat and SLZ (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with local tax and accounting (excluding any purchase price allocation entries and other IFRS adjustments) regulations and IFRS applied on a consistent basis in accordance with the past practices of Balmat and SLZ and (ii) have been maintained in accordance with good business practices and IFRS.

(c)	Balmat and SLZ maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements for the group of entities in conformity with IFRS, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

4.8 Books and Records

The financial books, records and accounts of Balmat and SLZ (the “Books and Records”), in all material respects: (i) have been maintained in accordance with the Laws of the respective jurisdictions and in conformity with IFRS, (ii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets and liabilities of Balmat and SLZ (except for purchase price allocation adjustments), (iii) accurately and fairly reflect the basis for Balmat Financial Statements, and will accurately and fairly reflect the basis for Balmat Financial Statements for the period of time after the last date of the Balmat Financial Statements through to the Closing Date, and (iv) have been made available to the Purchaser. All such Books and Records are in the control of, and are owned by, Balmat. For greater certainty, “Books and Records” shall not include historical electronic tapes of Balmat which may exist together with the Seller’s other tapes and shall not include the business systems disclosed in Schedule 4.8 of the Balmat Disclosure Letter; provided, however, if the Purchaser needs any information concerning Balmat or SLZ that is or may be located in such historical electronic tapes, the Seller shall take reasonable steps, at Seller’s cost, to locate and provide such information to the Purchaser promptly following the Purchaser’s written request therefor.

4.9 Minute Books

The minute books of Balmat and SLZ are true and correct in all material respects.

4.10 No Undisclosed Liabilities

Except as disclosed in Schedule 4.10 of the Balmat Disclosure Letter, Balmat and SLZ have no outstanding Indebtedness or liabilities (whether absolute, accrued, contingent or otherwise, including Tax liabilities), and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or Indebtedness of any Person (whether absolute, accrued, contingent or otherwise), other than those identified in the Balmat Financial Statements or, to the extent not disclosed in Schedule 4.10 of the Balmat Disclosure Letter, incurred in the Ordinary Course since the date of the Balmat Financial Statements.

4.11 Litigation

There are no Claims pending or, to the knowledge of the Seller, Balmat and SLZ, threatened against or affecting the Balmat Mine, Balmat or SLZ or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under civil, administrative, criminal or Environmental Laws. Neither Balmat nor SLZ nor their respective assets or properties are subject to any outstanding award, judgment, order, writ, injunction or decree.

4.12 Taxes

Except as disclosed in Schedule 4.12 of the Balmat Disclosure Letter:

(a)	Balmat and SLZ have duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Entity all Returns required to be filed by or on their behalf for all periods ending prior to the date hereof. All such Returns are complete and correct in all material respects and no material fact has been omitted therefrom. No extension of time in which to file any such Returns is in effect. All Taxes shown on all such Returns or any assessments or reassessments in respect of any such Returns, and all Taxes required to be paid by Balmat and SLZ, have been paid in full. The provision for Taxes on the Balmat Financial Statements will constitute an adequate provision for the payment of all Taxes in respect of all periods ending on or before the Closing Date. Neither Balmat nor SLZ is in default in respect of any Taxes for any period or portion of period ending on or prior to the Closing Date.

(b)	The last audits of Taxes in respect of Balmat and SLZ related to the 2008 and 2009 taxation years and the application of New York state refundable credits. A Statement of Tax Reduction or Overpayment issued by New York State confirmed the completion of the audit dated May 17, 2012, which has been provided to the Purchaser.

(c)	No Governmental Entity has asserted, or, to the knowledge of the Seller, Balmat and SLZ, is threatening to assert, against Balmat or SLZ any deficiency or claim for Taxes, and no Governmental Entity has challenged or disputed a filing position taken by Balmat or SLZ in any Return.

(d)	There are currently no Tax actions, suits, proceedings, audits, investigations or claims now existing, pending or, to the knowledge of the Seller, Balmat and SLZ threatened against Balmat or SLZ. No Tax reassessments in respect of Balmat or SLZ have been issued and are outstanding, and there are no outstanding issues or matters in respect of Taxes which have been raised and communicated to Balmat or SLZ by any Governmental Entity. Neither Balmat nor SLZ has received any indication from any Governmental Entity that an assessment or reassessment of it is proposed in respect of any Taxes. Neither Balmat nor SLZ has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment, payment or collection of any Taxes, or otherwise waived any statute of limitations in respect of Taxes.

(e)	No lien for Taxes has been filed or exists in respect of Balmat or SLZ, other than for Taxes not yet due and payable.

(f)	Since January 1, 2012, to the knowledge of the Seller, Balmat and SLZ, Balmat and SLZ have withheld from each payment made to any Person all amounts required by applicable Law to be withheld, and have remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity, and Balmat and SLZ have charged, collected and remitted on a timely basis all Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by Balmat or SLZ.

(g)	Neither Balmat nor SLZ is party to or bound by any tax sharing agreement, tax indemnity obligation in favor of any Person or similar agreement in favor of any Person with respect to Taxes.

(h)	Neither Balmat nor SLZ is or has been at any time since January 1, 2012, required to file Returns in a jurisdiction other than its jurisdiction of formation as set out in the Balmat Disclosure Letter, or is or was at any time since January 1, 2012, liable to Tax in a jurisdiction other than those jurisdictions in which it has filed a Return. To the knowledge of the Seller, Balmat and SLZ, no claim has ever been made by a Governmental Entity in a jurisdiction where Balmat or SLZ does not file Returns that it is or may be subject to Tax assessed by such jurisdiction or to a filing requirement therein.

(i)	For greater certainty, notwithstanding any other provision in this Agreement, (i) the Seller is not making any representation or warranty as to the existence, amount or any other aspect of any net operating loss or capital loss carryover, any carry forward of business or other Tax credits, any Tax basis, any earnings and profits, or any other Tax attribute of Balmat or SLZ, and (ii) the representations contained in this Section 4.12 shall constitute the sole and exclusive representations of the Seller with respect to Taxes.

4.13 Insurance

Schedule 4.13 of the Balmat Disclosure Letter sets forth a true and complete list of all insurance policies in force that are specific to Balmat or SLZ and of any pending Claims under any such insurance policies. The Seller has heretofore made available the Purchaser a copy of each such insurance policy. All such insurance policies are in full force and effect and, to the knowledge of the Seller, Balmat and SLZ, there is no default under any of the insurance policies by the Seller, Balmat or SLZ or, to the knowledge of the Seller, Balmat and SLZ, the insurers, and neither the Seller, Balmat nor SLZ has failed to promptly give any notice or present any Claim thereunder. If any Claim or possible Claim arises in respect of SLZ, Balmat or the Balmat Mine, the Seller agrees to cooperate with the Purchaser to determine the existence of coverage under any insurance policies maintained by SLZ or Balmat prior to the Closing or under any existing or historical insurance policies maintained by the Seller or its Affiliates that provided coverage for the Balmat Mine or under which SLZ or Balmat was insured. If any such coverage exists, the Seller agrees to cooperate with SLZ’s and Balmat’s efforts to exercise any rights either or both may have in respect thereof.

4.14 Compliance with Laws, Licenses and Permits

(a)	Balmat and SLZ are conducting their business in compliance in all material respects with all applicable Laws. Neither Balmat nor SLZ nor, to the knowledge of the Seller, Balmat and SLZ, any director, officer, agent, employee, partner or Affiliate of Balmat or SLZ, has taken any action, directly or indirectly, that would reasonably be expected to result in any violation by such persons of any such Laws.

(b)	Balmat and SLZ possess all material Permits necessary to carry on the business currently carried on, or contemplated to be carried on as set forth in the Balmat Study, by them. Such Permits are set out in Schedule 4.14 of the Balmat Disclosure Letter. Balmat and SLZ are in compliance in all material respects with the terms and conditions of all such Permits and with all Laws, regulations, tariffs, rules, orders and directives related to the operations thereof. None of the Seller, Balmat or SLZ has received any written or, to the knowledge of the Seller, Balmat and SLZ, other notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel, or any proceeding relating to the modification, revocation or cancellation of any such Permit.

(c)	Neither Balmat nor SLZ nor, to the knowledge of the Seller, Balmat and SLZ, any director, officer, agent, employee, partner or Affiliate of Balmat or SLZ, has taken any action, directly or indirectly, that would reasonably be expected to result in (i) a violation by such Persons of any applicable Laws and regulations relating to bribery or corruption, including with respect to making any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any official of any Governmental Entity or any foreign political party or official thereof or any candidate for foreign political office, or (ii) a violation or operation in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws and regulations.

4.15 Property

(a)	Schedule 4.15 of the Balmat Disclosure Letter sets forth: (A) the Concessions, (B) the Lands, (C) a true and accurate list in all material respects of (i) the interests of Balmat and SLZ in each of the Concessions and Lands, (ii) any royalty interests in each of the Concessions and Lands and (iii) the name of the agreement or document (collectively, the “Land Rights Agreements”) pursuant to which such Concessions or Lands were acquired by Balmat or SLZ.

(b)	The Concessions are the only mineral or mining concessions, claims, patents, leases and other mineral rights that are required to explore for, exploit, develop, mine, produce, mill or process minerals at the Balmat Mine. For greater certainty, Permits may also be required in connection with the foregoing.

(c)	The Lands are the only interest in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests that are required to access the Balmat Mine in connection with the activities contemplated in the Balmat Study.

(d)	Except as disclosed in Schedule 4.15 of the Balmat Disclosure Letter, the Land Rights Agreements are in full force and effect and in good standing and each Concession and all of the Lands are held by Balmat or SLZ, free and clear of all Liens.

(e)	Except as disclosed in Schedule 4.15 of the Balmat Disclosure Letter, and applying customary standards in the mining industry in the United States:

(i)	each Concession is in good standing and has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims;

(ii)	any and all (a) assessment work required, and (b) other work required by applicable Laws, to be performed and filed under the Concessions has been performed and filed;

(iii)	any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid;

(iv)	any and all filings required to be filed in respect of the Concessions and the Lands have been filed;

(v)	Balmat or SLZ, as applicable, has the exclusive right to deal with the Concessions and the Lands;

(vi)	no other Person has any interest in the Concessions or the Lands or any right to acquire any such interest;

(vii)	there are no mining concessions, claims, interests in real and immoveable property, leases, licenses, permit or any other rights conflicting with the Concessions or the Lands;

(viii)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would affect Balmat’s or SLZ’s interests in the Concessions or the Lands; and

(ix)	neither Balmat nor SLZ has received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any default under, or of any revocation or intention to revoke, the Concessions, the Lands, or Balmat’s or SLZ’s interests therein.

(f)	The Seller has provided the Purchaser with access to full and complete copies of all material exploration information and data within the possession or control of the Seller, Balmat and SLZ, including, without limitation, geological, geophysical and geochemical information and data (including drill, sample and assay results and maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions, the Lands and the Balmat Mine and, except as stated to the contrary in any such document or as otherwise provided in the Balmat Disclosure Letter, Balmat or SLZ, as applicable, has the sole right, title, ownership and right to use and disclose to the Purchaser all such information, data reports and studies.

(g)	No Personal Property is in the possession of a third party and neither Balmat nor SLZ has any assets on consignment. Each item of Personal Property owned by Balmat or SLZ is held free and clear of all Liens.

(h)	Neither Balmat nor SLZ is a party to any Personal Property Lease other than non-material office equipment leases and the Seller is not aware of any Personal Property on the Lands of which Balmat and SLZ have possession that are owned by a third party having a value greater than $25,000, other than Personal Property of utilities, and other similar service providers in the Ordinary Course.

(i)	The rights, properties and assets of Balmat and SLZ comprise in all material respects all the rights, properties and assets used in and necessary to the operation of the Balmat Mine as it is conducted on the date of this Agreement by Balmat and its Affiliates. Following the Closing Date, neither the Seller nor any Affiliate of the Seller will own or hold any material rights, properties or assets used or held for use in connection with Balmat Mine.

4.16 Material Contracts

Schedule 4.16 of the Balmat Disclosure Letter sets forth a complete and accurate list of all material contracts (the “Material Contracts”) to which Balmat or SLZ is a party or to which they, or any of their respective properties or assets, may be subject or by which Balmat or SLZ is bound. All Material Contracts are in full force and effect, and Balmat or SLZ is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Seller has made available to the Purchaser true and complete copies of all Material Contracts, including, without limitation, any attachments and amendments thereto. All of the Material Contracts are valid and binding obligations of Balmat or SLZ, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Balmat and SLZ have (i) complied in all material respects with the terms of such Material Contracts, (ii) paid amounts due thereunder and (iii) not waived any rights thereunder. No default or breach exists in respect of the Material Contracts on the part of Balmat or SLZ or, to the knowledge of the Seller, Balmat and SLZ, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Balmat nor SLZ has received written or, to the knowledge of the Seller, Balmat and SLZ, oral notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Seller, no such action has been threatened.

4.17 Employment and Benefit Matters

(a)	Other than as disclosed in Schedule 4.17 of the Balmat Disclosure Letter and except as required by Laws, neither Balmat nor SLZ is a party to or bound by any oral or written contract or commitment providing for (i) severance, notice of termination or pay in lieu of notice of termination or termination, severance, retention or similar payments or (ii) cash or other compensation or benefits to any director, officer, employee, consultant or agent upon or as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

(b)	Neither Balmat nor SLZ has made any contract or agreements with, or commitment to, any labor union, employee association or other similar entity or made commitments to or conducted negotiations with any labor union or employee association or similar entity with respect to any future agreements. No trade union, employee association or other similar entity has any bargaining rights acquired by either certification or voluntary recognition with respect to the employees of Balmat or SLZ.

(c)	There has been no and, to the knowledge of the Seller, Balmat and SLZ, there is no threat of any (A) strike, lock-out, work stoppage, work slowdown or labor dispute in the past three years, or (B) material outstanding labor or employment proceedings or processes of any kind (including unfair labor practice complaints, grievances, arbitrations, worker’s compensation claims or applications for declaration of related or successor employer) in respect of any current or former employees of Balmat or SLZ.

(d)	Schedule 4.17 of the Balmat Disclosure Letter contains a complete and accurate list of all Benefit Plans. To the extent required, all of the Benefit Plans have been approved by the appropriate authorities. All obligations of Balmat or SLZ required to be performed in connection with the Benefit Plans and funding media established therefor, including the making or payment of contributions or premiums, have been performed, and there are no outstanding defaults or violations by Balmat or SLZ. There are no outstanding liabilities under any Tax Laws with respect to the Benefit Plans. Other than as disclosed in Schedule 4.17 of the Balmat Disclosure Letter, no Benefit Plan provides benefits to retirees or to Employees after termination of employment or provides for retroactive charges or premium increases. There are no participants or other individuals entitled to participate in any Benefit Plan other than current or former employees, directors or officers of Balmat or SLZ.

(e)	Schedule 4.17 of the Balmat Disclosure Letter contains a complete and accurate list of (i) the name, position and 2014 and 2015 monthly gross rate of pay of all Employees, and (ii) all presently outstanding loans and advances (other than routine travel advances) made by Balmat or SLZ to any Employee and the current status thereof. Balmat and SLZ are in compliance in all material respects with all applicable Laws with respect to its Employees, including, salaries, wages, bonuses, dividends, profit distribution, pay increases, payment of sales commissions, and the corresponding payment of any labor charges and social security and other payments under any applicable Laws. As of the Closing Date, the Seller assumes all liability for any Employee compensation (e.g., salaries, wages, bonuses, dividends, profit distribution, pay increases, payment of sales commissions, and the corresponding payment of any labor charges and social security and other payments under any applicable Laws) that is owed in respect of any period of time prior to the Closing Date.

(f)	Neither Balmat nor SLZ have any labor-related liability (whether absolute, accrued, contingent or otherwise) to former or retired employees (being only those no longer employed on the date hereof), including without limitation, liabilities for accrued bonuses, vacations and/or sales commissions, all of which have been paid prior to the date hereof.

(g)	Neither Balmat nor SLZ is now subject to a determination under applicable Laws to the effect that any individuals currently directly or indirectly performing services to either Balmat or SLZ, are entitled to benefits granted to employees under applicable Laws or should otherwise be treated as employees for tax purposes or otherwise. Neither Balmat nor SLZ have any accrued liabilities with regard to its consultants or other service providers or outsourced contractors or subcontractors other than in the Ordinary Course.

4.18 Environmental Matters

Balmat and SLZ and their respective predecessors and their respective businesses, operations, and properties (including the Lands and the waters on or under the Lands):

(a)	are, and to the knowledge of the Seller, Balmat and SLZ, have been, in compliance with all Environmental Laws and all terms and conditions of all Environmental Permits in all material respects;

(b)	except as disclosed in Schedule 4.18 of the Balmat Disclosure Letter, have not, to the knowledge of the Seller, Balmat and SLZ, used any of their respective property or assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Substance except in compliance with all Environmental Laws, and in particular, no part of the Lands or other assets of Balmat or SLZ contains a Hazardous Substance which exceeds an applicable air, soil, surface or ground water or other environmental, health or safety criterion or standard published or enacted by a Governmental Entity having jurisdiction over the Lands or the Concessions, whether or not such criterion or standard constitutes Environmental Law;

(c)	have not received any order, request or notice from any Person alleging a violation of any Environmental Law;

(d)	hold all Environmental Permits (as set forth in the Balmat Disclosure Letter) necessary to conduct operations in respect of the Balmat Mine to the extent currently conducted and all such Environmental Permits are valid and in full force and effect;

(e)	(i) are not a party to any investigation, litigation, enforcement action or administrative proceeding or Claim, nor, to the knowledge of the Seller, Balmat and SLZ, is any investigation, litigation, enforcement action or administrative proceeding or Claim threatened against them or their respective property or assets, which in any case (1) asserts or alleges that any of them has violated any Environmental Laws, (2) asserts or alleges that any of them is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substance, or (3) asserts or alleges that any of them is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substance; (ii) have no knowledge of any conditions existing currently which could reasonably be expected to subject any of them to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by any of them pursuant to applicable Environmental Laws; and (iii) are not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law that could reasonably be expected to result in a Material Adverse Effect and have not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(f)	have conducted the environmental audits in respect of the Balmat Mine and the property or assets of Balmat or SLZ as set forth in the Balmat Disclosure Letter, and, in all material respects, have maintained since January 1, 2012, and, to the Seller’s knowledge, did maintain prior to January 1, 2012, all environmental and operating documents and records in the manner and for the time periods required by any Environmental Law.

4.19 Expropriation

No part of the property or assets of Balmat or SLZ has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does the Seller know of any intent or proposal to give such notice or commence any such proceedings.

4.20 Brokers

Neither Balmat nor SLZ nor the Seller has engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, there is no commission, fee or other remuneration payable by Balmat, SLZ or the Seller to any broker, underwriter or agent who purports or may purport to act or have acted for Balmat, SLZ or the Seller.

4.21 Bankruptcy, Insolvency and Reorganization

None of the Seller, Balmat, SLZ or their respective Subsidiaries is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) or under Title 11 United States Code Section 101, as applicable, and none of the Seller or, to the knowledge of the Seller, Balmat and SLZ, Balmat, SLZ or their respective Subsidiaries has made an assignment in favor of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it nor undertaken a demerger or the transfer of its statutory seat or effective place of its management. None of the Seller, Balmat, SLZ or their respective Subsidiaries has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution or a demerger or the transfer of its statutory seat or effective place of its management. No receiver is currently appointed in respect of Balmat or SLZ, or their respective property or assets and no execution or distress is currently levied upon any of the property or assets of Balmat or SLZ. Since January 1, 2012, no act or proceeding has been taken or authorized by or against Balmat or SLZ with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to Balmat or SLZ nor have any such proceedings been authorized by any other Person.

4.22 Absence of Changes

As of the Closing Date, (i) there has not been any Material Adverse Effect or any event or occurrence that would reasonably be expected to result in a Material Adverse Effect; (ii) neither Balmat nor SLZ has incurred any liabilities (contingent or otherwise) that have not been repaid other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (B) liabilities not required to be reflected in Balmat’s or SLZ’s financial statements pursuant to IFRS; (iii) neither Balmat nor SLZ has altered its method of accounting; and (iv) neither Balmat nor SLZ has declared or made any dividend or distribution of cash or other property to its shareholders or members.

4.23 Non-Arm’s Length Transactions

(a)	Neither Balmat nor SLZ has made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any present or former officer, director, employee, shareholder or any other Person with whom such Person is not dealing at arm’s length or any Affiliate of any of the foregoing, except for usual compensation to officers, directors and employees paid in the Ordinary Course, consistent with past practice, and no present or former officer, director, employee, shareholder or any other Person with whom such Person is not dealing at arm’s length or any Affiliate of any of the foregoing owns, has or is entitled to any royalty, net profits interest, carried interest or any other Liens or interests which are based on production from the properties of Balmat or SLZ or any revenue or rights attributed thereto.

(b)	Except as disclosed in Schedule 4.23 of the Balmat Disclosure Letter, there are no Intercompany Agreements, Intercompany Indebtedness or other agreements, arrangements, transactions or proposed transactions between Balmat or SLZ, on the one hand, and either of the Seller or any officer, director, employee or Affiliate of the Seller (other than Balmat and SLZ), on the other hand.

4.24 Disclosure.

All of the disclosures furnished by or on behalf of the Seller, Balmat and SLZ to the Purchaser regarding Balmat, SLZ and their businesses and the Transactions, including the Balmat Disclosure Letter, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Seller, Balmat and SLZ each acknowledge and agree that the Purchaser and Star Mountain have not made any representations or warranties with respect to the Transactions other than those specifically set forth in Article 3 hereof.

4.25 Securities Law Representations.

(a)	Receipt of Information. Seller has received all documents, records, books and other information pertaining to the Star Mountain Shares that has been requested by the Seller, including without limitation, registration statements, information statements and other reports filed by Star Mountain with the SEC.

(b)	No Advertising. At no time was the Seller presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting in connection with the transactions contemplated under this Agreement.

(c)	Investment Experience. The Seller acknowledges that the Star Mountain Shares are highly speculative in nature and the Seller has such sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the investment. In connection with the delivery of the Star Mountain Shares, the Seller has not relied upon Star Mountain for investment, legal or tax advice, or other professional advice, and has in all cases sought or elected not to seek the advice of its own personal investment advisers, legal counsel and tax advisers. The Seller is able to bear the economic risk and withstand a complete loss of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with its investment in the Star Mountain Shares.

(d)	Investment Purposes. The Seller is acquiring the Star Mountain Shares for its own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a direct or indirect beneficial interest in the amount of Star Mountain Shares the Seller is acquiring herein. Further, the Seller does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the restricted Star Mountain Shares the Seller is acquiring;

(e)	Restricted Securities. The Seller understands that the Star Mountain Shares have not been, and will not be, registered under the Securities Act, and are being sold in reliance upon a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Seller’s representations as expressed herein. The Seller understands that the Star Mountain Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Seller must hold the Star Mountain Shares indefinitely until they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Seller acknowledges that Star Mountain has no obligation to register or qualify the Star Mountain Shares. The Seller further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements imposed under Rule 144 and which Star Mountain is under no obligation and may not be able to satisfy. The foregoing provisions notwithstanding, Star Mountain agrees that it shall take no action to cause the Star Mountain Shares to become canceled, voided or revoked, or the issuance thereof to be voided or terminated. Furthermore, Star Mountain agrees to timely take all action(s) necessary to clear the Star Mountain Shares of restriction upon presentation of any Rule 144 application by the Seller or its broker, including, without limitation, (i) authorizing Star Mountain’s transfer agent to remove the restrictive legend, (ii) expediting the acquisition of a legal opinion from Star Mountain’s authorized counsel at Star Mountain’s expense, (iii) delivering any additional documentation that may be required by the Seller, its broker or the transfer agent in connection with the legend removal request, including Rule 144 share representation letters and a resolution of the Board of Directors evidencing proper issuance of the Star Mountain Shares, and (iv) cooperating and communicating with the Seller, its broker and the transfer agent in order to clear the Star Mountain Shares of restriction as soon as reasonably possible.

(f)	Legends. The Seller understands that the Star Mountain Shares may bear one or all of the following legends:

(i)	“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO STAR MOUNTAIN THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(ii)	Any legend required by the securities laws of any state to the extent such laws are applicable to the Star Mountain Shares represented by the certificate so legended.

ARTICLE 5
SURVIVAL OF REPRESENTATIONS ,WARRANTIES AND AGREEMENTS

5.1 Nature and Survival of the Representations, Warranties and Agreements of the Seller, Balmat and SLZ

(a)	Representations and Warranties

The representations and warranties of the Seller, Balmat and SLZ contained in this Agreement shall survive the Closing for the benefit of the Purchaser as follows:

(i)	as to the representations and warranties contained in Sections 4.1, 4.2, 4.3 4.4, 4.5, 4.8, 4.9 and 4.20, indefinitely;

(ii)	as to the representations and warranties contained in Section 4.12, until 90 days after the date on which the relevant Governmental Entity is no longer entitled to assess or reassess Balmat or SLZ in respect of the subject matter to which such representation and warranty relates; having regard without limitation to any waiver given by Balmat or SLZ with the consent of the Seller (not to be unreasonably withheld or delayed) in respect of such matter and, for greater certainty, any entitlement of any Governmental Entity to assess or reassess Balmat or SLZ without limitation under applicable Law; and

(iii)	as to all other representations and warranties, until 18 months following the Closing Date;

and with respect to paragraphs (ii) and (iii), in each case unless a notice of a bona fide Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of that Claim.

(b)	Covenants and Agreements

The covenants and agreements of the Seller contained in this Agreement shall survive the Closing for the benefit of the Purchaser until the last date on which any such covenants and agreements are performed or satisfied.

5.2 Nature and Survival of the Representations, Warranties and Agreements of the Purchaser and Star Mountain

(a)	Representations and Warranties

The representations and warranties of the Purchaser and Star Mountain contained in this Agreement shall survive the Closing for the benefit of the Seller as follows:

(i)	as to the representations and warranties contained in Sections 3.1, 3.2, and 3.6, indefinitely; and

(ii)	as to all other representations and warranties, until 18 months following the Closing Date, in each case unless a notice of a bona fide Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of that Claim.

(b)	Covenants and Agreements

The covenants and agreements of the Purchaser contained in this Agreement shall survive the Closing for the benefit of the Seller until the last date on which any such covenants and agreements are performed or satisfied.

ARTICLE 6
POST-CLOSING COVENANTS

6.1 Confidentiality

The Purchaser and the Seller hereby agree that they will continue to be bound by the terms of the Confidentiality Agreement in accordance with the terms thereof, except that it is agreed that this Agreement and the transactions contemplated hereby do not constitute “Confidential Information” for the purposes thereof and this Agreement (together with all Exhibits and the Balmat Disclosure Letter) and any amendments thereto may be publicly filed by the Seller if required under Securities Laws (redacted in accordance with applicable Law).

6.2 Taxation Matters

(a)	The Seller shall make available to the Purchaser copies of any and all Returns filed on behalf of Balmat or SLZ and shall provide such supporting Tax information and schedules to the Purchaser promptly following the Purchaser’s written request therefore.

(b)	The Seller shall prepare or cause to be prepared all Returns required to be filed by Balmat and SLZ after the Closing Date with respect to taxable periods ending on or before the Closing Date and shall pay all such taxes due in respect to such Returns, including without limitation any and all taxes arising from or relating to the satisfaction, repayment or cancellation of any Intercompany Indebtedness. Such Returns shall be prepared in accordance with applicable Laws and in a manner consistent with past Returns of Balmat and SLZ. The Purchaser shall be given a copy of such Returns at least 14 days prior to the date on which such Returns are filed for the purposes of reviewing and commenting on such Returns, and the Seller agrees to include all reasonable changes to such Returns that are requested by the Purchaser within 10 days of the date on which they receive such Returns, provided that the Seller shall determine, in its sole discretion, acting reasonably, whether any changes requested by the Purchaser are reasonable. The Purchaser agrees that, provided that the Purchaser has been provided with the opportunity to review and comment on the Returns in accordance with this Section 6.2, the determinations made by the Seller in the preparation and filing of all Returns required to be filed by Balmat and SLZ after the Closing Date with respect to taxable periods ending on or before the Closing Date shall be final and the Purchaser agrees that it shall not dispute such determinations. The Seller shall file or cause to be filed all such Returns described above, and (without limiting the generality of Section 8.1(a)).

(c)	The Seller and the Purchaser shall cooperate fully, as and to the extent reasonably requested by, and at the expense of, the other Party, in connection with the filing of Returns and any audit, litigation or other proceeding with respect to Taxes relating to taxable periods ending on or before or that otherwise include the Closing Date. Such co-operation shall include the retention and, upon the other Party’s request, the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)	The Purchaser shall pay to the Seller the amount of any Tax credit or refund (including any interest thereon, but net of any costs to the Purchaser in obtaining such credit or refund and net of any Taxes resulting from such credit or refund for which the Purchaser becomes liable) that is paid to SLZ after the Closing Date in respect of taxable periods of SLZ ending on or prior to the Closing Date (for clarification this provision does not apply to any future tax benefits that may be realized by the Purchaser from the utilization of any net operating loss or capital loss carryover, any carry forward of business or other business or other Tax credits, any Tax basis, and earnings and profits, or any other Tax attributes of Balmat or SLZ that may be realized by the Purchaser following the Closing Date). The Parties agree that any credit or refund payment made pursuant to the Agreement will be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

6.3 Tax Allocation

For purposes of this Agreement, in the case of a taxable period that begins on or before, and ends after, the Closing Date, Taxes of Balmat and SLZ shall be allocated to the portion of the period ending on the Closing Date as follows: (a) all income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books shall be allocated based on the amount that would be payable if the taxable year ended on the Closing Date, and (b) all property and other Taxes that are imposed on a periodic basis and not described in clause (a) shall be allocated based on the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of a period ending on the Closing Date and the denominator of which is the number of days in the taxable period, provided that, in the case of any Taxes determined on an arrears basis, such Taxes shall be allocated to the taxable period to which such Taxes relate.

6.4 Closing Date Cash

The Parties hereby acknowledge and agree that any and all Cash held by Balmat and SLZ on the Closing Date (the “Closing Cash”) shall be for the account of the Purchaser.

6.5 Minimum Cash Balance

On the Closing Date, Star Mountain shall have no less than $2,000,000 (two million dollars) of cash on a consolidated basis.

6.6 Non-Compete in Area of Interest

For a period of two years after the Closing Date, neither the Seller nor any Affiliate of the Seller shall directly or indirectly acquire any interest or right to acquire any interest in real property, mineral rights, exploration rights, water rights or other property rights related thereto on any property any part of which is within the Area of Interest; provided that, this Section 6.5 shall not prohibit the acquisition by Seller or any of its Affiliates of all or an interest in any Person which holds any interest in any such property or rights so long as the primary purpose of such acquisition is not to acquire all or an interest in such property or rights. If the Seller or any Affiliate of the Seller breaches this Section 6.5, the Seller shall be obligated to offer to convey to the Purchaser, without cost, any such interest so acquired (or ensure its Affiliate offers to convey such interest to the Purchaser, without cost, if the acquiring party is the Seller’s Affiliate). Such offer shall be made in writing and can be accepted by the Purchaser at any time within twenty-one (21) days after the offer is received by the Purchaser. Failure of an Affiliate of the Seller to comply with this Section 6.5 will constitute a breach of this Agreement by the Seller.

6.7 Adjustment of Number of Star Mountain Shares Issuable to Seller

In the event the average VWAP over the number of Trading Days during the 20 day period following the closing of an offering of the securities of Star Mountain is less than $1.00 per share (with such amount that is less than $1.00 per share hereinafter referred to as the “Share Payment Adjustment Amount”), then the number of Star Mountain Shares to be issued to the Seller will increase by the product of (A) 550,000 and (B) the sum of $1.00 minus the Share Payment Adjustment Amount (the “Share Payment Adjustment”). The Share Payment Adjustment Amount shall be computed no later than January 20, 2016, and the Star Mountain Shares included in the Share Payment Adjustment shall be issued to Seller within 10 days thereafter.

6.8 Further Assurances

On request of a Party after the Closing and without additional consideration, each of the other Parties agrees to provide such additional information, execute such additional instruments and take such further actions and as may be reasonably necessary or convenient to implement the terms and conditions, intent and purpose of this Agreement, including with respect to the preparation of any reports the Purchaser or Star Mountain may be required to file with the U.S. Securities and Exchange Commission after the Closing Date.

ARTICLE 7
Closing deliverables AND CONDITIONS

7.1 Closing Deliverables and Conditions in Favor of the Purchaser

The obligations of the Purchaser and Star Mountain under this Agreement are subject to the satisfaction of the following conditions by the Seller:

(a)	On the Closing Date, the Seller shall deliver to the Purchaser a certificate or certificates representing the Purchased Shares, duly endorsed for transfer or accompanied by a stock transfer power duly executed in blank.

(b)	On the Closing Date, the Seller shall deliver to the Purchaser the minute books of Balmat and SLZ.

(c)	On the Closing Date, the Seller shall deliver to the Purchaser the written resignation or other evidence of termination of each director, officer, manager and employee of Balmat and SLZ (unless otherwise designated in writing by the Purchaser) and a release of all Claims against Balmat and SLZ by each such director and officer, each in form and substance satisfactory to the Purchaser, acting reasonably. After the Closing Date, the Purchaser (or Balmat or SLZ) may in its discretion rehire any such employee. Further, as between the Purchaser (or Balmat or SLZ) and the Seller (or any Affiliate of the Seller), the Purchaser (or Balmat or SLZ) shall have the right for a period of fourteen (14) days after the Closing Date to make the first offer of a new position to such employee.

(d)	Prior to or concurrent with the Closing Date, the Seller shall deliver to the Purchaser evidence of satisfaction, repayment or cancellation of all Intercompany Indebtedness.

(e)	The representations and warranties made by the Seller, Balmat and SLZ in this Agreement were true when made and shall be true in all material respects on the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement).

(f)	The Seller, Balmat and SLZ shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by the Seller, Balmat and SLZ, as applicable, prior to the Closing Date. The Purchaser shall be furnished with a certificate, signed by a duly authorized signing officer of each of the Seller, Balmat and SLZ, dated as of the Closing Date, to the foregoing effect.

(g)	The Purchaser shall be furnished with a certificate, signed by a duly authorized signing officer of each of the Seller, Balmat and SLZ, dated as of the Closing Date, to the effect that no litigation, proceeding, investigation or inquiry is pending or threatened which might result in an action to enjoin or prevent the consummation of the Transactions, or, to the extent not disclosed in the Balmat Disclosure Letter, by or against the Seller, Balmat or SLZ, which might result in any Material Adverse Effect.

7.2 Closing Deliverables and Conditions in Favor of the Seller

The obligations of the Seller under this Agreement are subject to the satisfaction of the following conditions:

(a)	On the Closing Date, the Purchaser, Star Mountain or their respective legal counsel, as applicable, shall release the Term Sheet Payment and the Deposit to the Seller in accordance with Section 2.3 of this Agreement.

(b)	On the Closing Date, the Purchaser (or Star Mountain, on behalf of the Purchaser) shall have paid to the Seller the Closing Date Payment.

(c)	On the Closing Date, Star Mountain shall issue and deliver to the Seller the Star Mountain Shares.

(d)	On the Closing Date, the Purchaser and Star Mountain shall deliver to the Seller evidence of Star Mountain’s acquisition of 100% of the ownership interests of the Purchaser, which evidence may take the form of a copy of a signed share purchase agreement between Star Mountain and the Purchaser’s parent company, which acquisition is to be effective concurrently with the Purchaser’s acquisition of the Purchased Shares.

(e)	On the Closing Date, Star Mountain shall provide evidence to the Seller that Star Mountain has at least $2,000,000 (two million dollars) of cash on a consolidated basis after giving effect to the Transactions and its acquisition of the Purchaser.

(f)	Provided a director or officer has provided a release in favor of all Claims against Balmat and SLZ in accordance with Section 7.1(c), the Purchaser shall deliver to the Seller and each such director or officer a release of all Claims against each such director or officer by the Purchaser, in form and substance satisfactory to the Seller, acting reasonably.

(g)	The representations and warranties made by the Purchaser and Star Mountain in this Agreement were true when made and shall be true in all material respects at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement). The Purchaser and Star Mountain shall have performed or complied with all additional covenants and conditions required by this Agreement to be performed or complied with by the Purchaser and Star Mountain prior to or at the Closing. The Seller shall be furnished with a certificate, signed by a duly authorized signing officer of each of the Purchaser and Star Mountain, dates as of the Closing Date, to the foregoing effect.

(h)	The Seller shall have been furnished with a certificate dated as of the Closing Date and signed by a duly authorized signing officer of each of the Purchaser and Star Mountain to the effect that no litigation, proceeding, investigation or inquiry is pending or threatened which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or which might result in any Purchaser Material Adverse Effect.

ARTICLE 8
INDEMNIFICATION

8.1 Indemnification by the Seller

The Seller covenants and agrees to indemnify and hold harmless the Purchaser, its Affiliates (including Balmat and SLZ) and their respective shareholders, partners, directors, officers, employees, agents, representatives, successors and assignors (the “Purchaser Indemnified Parties”) from and against any damage, loss, Taxes, cost, liability, expense, fines, awards, judgments and penalties (including reasonable professionals’ fees and disbursements incurred in investigating, preparing or defending the foregoing, and including any Taxes for which the Purchaser Indemnified Parties may be liable as a result of receiving of any indemnification payment in respect thereof) (“Damages”) which any of the Purchaser Indemnified Parties may suffer or incur as a result of, or arising out of, or in respect of, without duplication:

(a)	any Taxes payable, including for greater certainty any amount required to be paid, withheld or remitted, by Balmat or SLZ in respect of taxable periods (or portions of taxable periods) ending on or before the Closing Date as determined in accordance with Section 6.3;

(b)	any non-performance or breach of any covenant or agreement on the part of the Seller, Balmat or SLZ contained in this Agreement;

(c)	any inaccuracy in or breach of any representation or warranty of the Seller, Balmat or SLZ contained in this Agreement;

(d)	except as otherwise provided under Section 2.6(a), above, any past, current or future Claims by existing or former Employees of Balmat or SLZ, including but not limited to any and all Claims relating to employment, termination, on-the-job injuries or death, unsafe working conditions or exposure to potentially harmful substances such as, for example only, friable asbestos or metal contamination; provided, however, the Seller will not retain liability to Employees in connection with Claims arising as a result of their post-Closing employment with Balmat or SLZ; or

(e)	except as otherwise provided under Section 2.6(a), above, any past, current or future Claims relating to Environmental Liabilities, such as, for example only, liabilities associated with the transportation in uncovered rail cars of lead concentrate or lead materials; provided, however, Balmat and SLZ will remain solely liable and responsible for the closure of and all reclamation obligations associated with the Balmat Mine, including but not limited to those set out in the Balmat Mine closure plan and cost estimate report prepared by SRK Consulting Engineers and Scientists, dated February 2011, as adjusted for inflation on an annual basis.

The Seller’s indemnification obligations under paragraphs (b) and (c) of this Section 8.1 shall survive for the periods indicated in Section 5.1. The Seller’s indemnification obligations under paragraph (a) of this Section 8.1 shall survive for 90 days after the date on which the relevant Governmental Entity is no longer entitled to assess or reassess Balmat or SLZ in respect of the subject matter to which such claim for indemnification relates, having regard, without limitation, to any waiver given by Balmat or SLZ with the consent of the Seller (not to be unreasonably withheld or delayed) in respect of such matter and, for greater certainty, any entitlement of any Governmental Entity to assess or reassess Balmat or SLZ without limitation under applicable Law. Unless the Purchaser has elected the alternate price and payment provisions under Section 2.6(a), above, the Seller’s indemnification obligations under paragraphs (d) and (e) of this Section 8.1 shall survive until the five-year anniversary of the Closing Date; provided, however, for any Claim that has arisen before and is still ongoing at the time of such five-year anniversary, the Seller’s obligations under paragraphs (d) and (e) shall continue until final determination or settlement of such Claim, subject to the following limit on aggregate Damages. Notwithstanding any other provision of this Agreement to the contrary, the aggregate Damages for which the Seller may be liable in respect of any Claims described under paragraphs (d) and (e) of this Section 8.1 will not exceed an amount equal to one-half of the amount of the Purchase Price actually received by the Seller in accordance with Section 2.2(a) or (as the case may be) Section 2.6(a) or (b), provided that any amounts yet owing to the Seller by the Purchaser of the Purchase Price under Section 2.2(a) or (as the case may be) Section 2.6(a) can be taken by the Purchaser as a credit against future payments of the Purchase Price until a total of 50 percent of the total Purchase Price has been reached.

8.2 Indemnification by the Purchaser

The Purchaser covenants and agrees to indemnify and hold harmless the Seller, Balmat and SLZ and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives, successors and assignors (the “Seller Indemnified Parties”) from and against any Damages which any of the Seller Indemnified Parties may suffer or incur as a result of, or arising out of, or in respect of:

(a)	any non-performance or breach of any covenant or agreement on the part of the Purchaser or Star Mountain contained in this Agreement; or

(b)	any inaccuracy in or breach of any representation or warranty of the Purchaser or Star Mountain contained in this Agreement.

The Purchaser’s indemnification obligations under this Section 8.2 shall survive for the periods indicated in Section 5.2.

8.3 Procedure for Indemnification

(a)	Claims Other Than Third Party Claims

In order for a Seller Indemnified Party, on the one hand, or a Purchaser Indemnified Party, on the other hand, as the case may be (each, an “Indemnified Party”) to be entitled to indemnification pursuant to this Article 8 for a Claim which has not arisen in respect of a Third Party Claim (as defined in Section 8.3(b) below), the Indemnified Party shall notify the other Party or Parties from which such indemnification is sought (each, an “Indemnifying Party”) in writing promptly after the occurrence of the event giving rise to such Indemnified Party’s claim for indemnification, provided that failure to give such notification shall not affect the indemnification provided hereunder unless (and only to the extent that) the Indemnifying Party shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have 30 days to make such investigation of the claim as the Indemnifying Party considers desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Indemnifying Party shall immediately pay or cause to be paid such amount to the Indemnified Party by wire transfer of immediately available funds to a bank account designated in writing by the Indemnified Party.

(b)	Third Party Claims

The Indemnified Party shall notify the Indemnifying Party in writing as soon as is reasonably practicable after being informed that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a “Third Party Claim”) and in respect of which a right of indemnification given pursuant to Section 8.1 may apply which notice shall specify in reasonable detail the facts known to the Indemnified Party and the events giving rise to such Third Party Claim; provided that failure to provide such notice shall not relieve the Indemnifying Party of any of its obligations under this Agreement unless (and only to the extent that) the Indemnifying Party shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have the right to elect, by written notice delivered to the Indemnified Party within ten days of receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at the sole expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim with counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party), provided that:

(i)	such will be done at all times in a diligent and bona fide manner;

(ii)	the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim;

(iii)	in the case of a Third Party Claim in respect of Taxes asserted to be payable by Balmat or SLZ, the Indemnifying Party shall pay any contested Taxes when required by applicable Law (including for greater certainty any amounts required to be paid pending final determination of the amount of such contested Taxes); and

(iv)	notwithstanding anything in this Section 8.3(b) to the contrary, if the claim for indemnification with respect to a Third Party Claim relates to or arises in connection with any criminal Claim, the Indemnified Party shall be entitled to jointly control the defense thereof with the Indemnifying Party (and to employ counsel reasonably acceptable to the Indemnifying Party, at its own expense) for so long as such criminal Claim has not been finally resolved.

If the Indemnifying Party elects to assume such control, (A) the Indemnified Party shall reasonably co-operate with the Indemnifying Party and its counsel in the defence or prosecution thereof and (B) the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense, provided, however, that such Indemnified Party shall be entitled to participate in any such defence with separate counsel at the expense of the Indemnifying Party if (1) so requested by the Indemnifying Party to participate with separate counsel, (2) the named parties to the Third Party Claim include the Indemnified Party and the Indemnifying Party and, in the reasonable opinion of counsel to the Indemnified Party there exists or is reasonably likely to exist a conflict of interest between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (3) in the reasonable opinion of the Indemnified Party, the Indemnifying Party is not conducting the defence of such Third Party Claim diligently and in a bona fide manner. Notwithstanding the foregoing, the Indemnifying Party shall be liable for the fees and expenses of the Indemnified Party reasonably necessary to defend such Third Party Claim incurred by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defence thereof, and such fees and expenses shall constitute Damages for purposes of this Agreement. If the Indemnifying Party does not elect to assume such control, the Indemnified Party shall be entitled to assume such control. In the event that the Indemnified Party is, directly or indirectly, conducting the defence against any such Third Party Claim in accordance with this Section 8.3(b) the Indemnifying Party shall reasonably co-operate with the Indemnified Party and its counsel in the defence or prosecution thereof and, subject to Section 8.3(b) the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. Under no circumstances shall the Indemnifying Party settle any Third Party Claim without the consent of the Indemnified Party, which is not to be unreasonably withheld.

8.4 Additional Rules and Procedures

The obligation of an Indemnifying Party to indemnify pursuant to this Article 8 shall also be subject to the following:

(a)	an Indemnified Party shall be entitled to make a claim for indemnification pursuant to Section 8.1 or 8.2, as applicable, only if written notice containing reasonable particulars of such claim is delivered to the Indemnifying Party within the applicable time period provided for in Sections 5.1 or 5.2, as applicable;

(b)	the Indemnified Party shall not settle or compromise any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). A failure by the Indemnifying Party to respond in writing to a written request by the Indemnified Party for consent for a period of ten days or more, shall be deemed a consent by the Indemnifying Party to such request;

(c)	the Parties acknowledge that the provisions of this Agreement relating to the period of time during which representations, warranties, covenants and agreements, including the obligation to indemnify, remain in effect are a fundamental term of this Agreement and the Parties waive the benefit of any applicable Law which may affect the enforceability of such provisions;

(d)	an Indemnifying Party will have no liability to indemnify in respect of Damages resulting from a single claim or set of related claims, until the aggregate of all Damages exceeds $250,000, following which the Indemnified Parties shall be entitled to indemnification for all Damages including such amount;

(e)	except as expressly provided in the last paragraph of Section 8.1 with respect to Damages for which the Seller may be liable in respect of any Claims described under paragraphs (d) and (e) of Section 8.1, the aggregate Damages payable by the Seller (for greater certainty, together with its Affiliates) pursuant to this Article 8 shall be the aggregate cash Purchase Price actually received by the Seller in accordance with Section 2.2(a) or (as the case may be) Section 2.6(a) or (b), provided that any amounts yet owing to the Seller by the Purchaser of the Purchase Price under Section 2.2(a) or (as the case may be) Section 2.6(a) can be taken by the Purchaser as a credit against future payments of the Purchase Price until the total Purchase Price has been reached;

(f)	from and after the Closing Date, the provisions of this Article 8 shall be the sole and exclusive remedy for monetary Damages arising out of or resulting from breach of any representations, warranties or agreements made in this Agreement, absent fraud by the Party against which a remedy is sought;

(g)	any payment under this Article 8 shall constitute an adjustment to the Purchase Price unless otherwise required by applicable Law;

(h)	any payment made under this Article 8 shall be paid free and clear of any Tax deduction or withholding and, if any deduction or withholding is required by applicable Tax Law, the Indemnifying Party shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received by the Indemnified Party is equal to the amount which the Indemnified Party would have received had the payment in question not been subject to any deductions or withholding; and

(i)	no Party shall have any liability under any provision of this Agreement for any punitive damages (except with respect to any such damages awarded by a court of competent jurisdiction in a Third Party Claim) or any incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

ARTICLE 9
GENERAL

9.1 Notices

(a)	All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement (each, a “Notice”) shall be given in writing and delivered by personal delivery or delivery by recognized national courier, sent by email or delivered by registered mail, postage prepaid, addressed as follows:

to the Purchaser / Balmat:

Northern Zinc LLC

c/o Haynes and Boone, LLP

1801 Broadway, Suite 800

Denver, CO 80202

Attention:	Mr. Bernard J. Guarnera
Mr. Wayne Rich
Email:	bguarnera@northernzinc.com
wrich_64@yahoo.com

with a copy to:

Haynes and Boone, LLP

1801 Broadway, Suite 800

Denver, CO 80202

Attention:	John D. Fognani, Esq.
Michael T. Hegarty, Esq.
Email:	john.fognani@haynesboone.com
michael.hegarty@haynesboone.com

to the Seller:

HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario M5J 2V5

Attention:	Eugene Lei and Patrick Donnelly
Email:	Eugene.Lei@HudbayMinerals.com and
Patrick.Donnelly@HudbayMinerals.com

with a copy to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention:	Kari MacKay
Email:	kmackay@goodmans.ca

to Star Mountain:

Star Mountain Resources, Inc.

605 W. Knox Road, Suite 202

Tempe, AZ 85284

Attention:	Mark Osterberg, President
Email:	mosterberg@starmountainresources.com

with a copy to:

Legal & Compliance, LLC

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

Attention:	Laura Anthony, Esq. (lanthony@legalandcompliance.com)
Lazarus Rothstein, Esq. (lrothstein@legalandcompliance.com)

(b)	Any Notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the Notice is received after 4:00 p.m. (addressee’s local time), then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by prepaid registered mail shall be deemed to have been given and received on the third Business Day following the date of its mailing (except during a postal or general strike or other interruption to mail services in the addressee’s jurisdiction and in such circumstances, on the third Business Day following the end of such strike or interruption). Any Notice transmitted by email to the proper address shall be deemed to have been given and received on the day of the transmission. If such day is not a Business Day or if the email was sent after 4:00 p.m. (addressee’s local time), then the Notice shall be deemed to have been given and received on the first Business Day after the day of transmission.

(c)	Any Party may from time to time change its address under this Section 9.1 by notice to the other Parties, given in the manner provided by this Section 9.1.

9.2 Time of the Essence

Time shall be of the essence of each provision of this Agreement. Any extension, waiver or variation of any provision of this Agreement by a Party must be given or made in writing to be valid; there shall be no implied waiver of this provision.

9.3 Waiver

No indulgence, forbearance or other accommodation by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement or in any document delivered pursuant to this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

9.4 Assignment and Enurement

Neither this Agreement nor any benefits or burdens under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties (which consent shall not be unreasonably withheld or delayed). Any assignment in violation of this provision will be void. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or merger of any Party) and permitted assigns hereunder.

9.5 Expenses

Except as otherwise provided herein, each Party shall be responsible for its own fees and expenses in connection with the transaction contemplated by this Agreement.

9.6 Third Party Beneficiaries

This Agreement shall not benefit or create any right or cause of action in or on behalf of any Person that is not a Party to this Agreement.

9.7 No Strict Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provision of this Agreement.

9.8 Specific Performance

Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Parties will be entitled to seek an injunction or injunctions or other equitable relief to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

9.9 Severability

If any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be illegal, invalid or unenforceable: (i) the remainder of this Agreement or the application of such provision or portion thereof to any other Person or circumstance shall not be affected thereby; and (ii) the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth in this Agreement. Each provision of this Agreement shall be legal, valid and enforceable to the fullest extent permitted by law.

9.10 Execution by Electronic Transmission

The signature of any of the Parties may be evidenced by a scanned email or internet transmission copy of this Agreement bearing such signature.

9.11 Counterparts

This Agreement may be signed in one or more counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution or transmission of any counterpart, each counterpart shall be deemed to have the effective date of the date first written above.

9.12 Termination

(a)	This Agreement may be terminated in any of the following ways at any time before the Closing Date:

(i)	by mutual written consent of the Parties hereto;

(ii)	by the Purchaser and Star Mountain if any of the closing deliverables and conditions set forth in Section 7.1 shall have become incapable of fulfillment, and shall not have been waived by the Purchaser;

(iii)	by the Seller if any of the closing deliverables and conditions set forth in Section 7.2 shall have become incapable of fulfillment, and shall not have been waived by the Seller; or

(iv)	by the Purchaser or the Seller if the Closing Date has not occurred on or before the Outside Date;

provided that the Party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b)	In the event of a termination by the Seller, on the one hand, or the Purchaser and Star Mountain, on the other hand, pursuant to this Section 9.12, written notice thereof shall be given to the other and the Transactions shall be terminated, without further action by any Party. In the event of termination by the Purchaser as a result of a breach by the Seller, Balmat or SLZ of any of their respective representations, warranties or obligations under this Agreement, Star Mountain shall be entitled to a refund of the Term Sheet Deposit and the Deposit, plus all interest earned thereon, held in its legal counsel’s trust account. In the event of termination for any reason other than a breach by the Seller, Balmat or SLZ of any of their respective representations, warranties or obligations under this Agreement, the Term Sheet Deposit and the Deposit, including all interest earned thereon, will be non-refundable and will be paid to the account of the Seller.

(c)	If this Agreement is terminated and the Transactions are abandoned as described in this Section 9.12, this Agreement shall become null and void and of no further force and effect, except for the obligation of the Parties to keep confidential certain information and data obtained. Nothing in this Section 9.12 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by the other Party of its obligations under this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first written above.

NORTHERN ZINC LLC

Per:	/s/ Bernard J. Guarnera
Name:	Bernard J. Guarnera
Title:	Chief Executive Officer

STAR MOUNTAIN RESOURCES, INC.

Per:	/s/ Joseph Marchal
Name:	Joseph Marchal
Title:	Chief Executive Officer

HUDBAY MINERALS INC.

Per:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel

BALMAT HOLDING CORPORATION

Per:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel

ST. LAWRENCE ZINC COMPANY, LLC by its Sole Member, BALMAT HOLDING CORPORATION

Per:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel